SUTCLIFFE RESOURCES LTD.
INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED
SEPTEMBER 30, 2006 and 2005

(Exploration Stage Company)
(Presented in Canadian Dollars)

(Unaudited Prepared by Management)

To the Shareholders of Sutcliffe Resources Ltd.

These interim financial statements for the third quarter ended September 30, 2006 and 2005, comprised of the balance sheet and the statements of operations and deficit as well as cash flows have been compiled by management. These interim financial statements, along with the accompanying summary of significant accounting policies and notes have been reviewed and approved by the members of the Company’s audit committee. In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited interim financial statements have not been reviewed by the Company’s auditors.

Vancouver, B,C.
November 27, 2006	MANAGEMENT

SUTCLIFFE RESOURCES LTD.
INTERIM BALANCE SHEETS
SEPTEMBER 30, 2006
(Unaudited Prepared by Management)
(Exploration Stage Company)
(Presented in Canadian Dollars)

	Sep 30,	Dec 31,
	2006 $	2005 $
	(Unaudited)	(Audited)

ASSETS
CURRENT
Cash	726,939	35,271
Receivables	186,232	59,970
Prepaid expenses	9,748	20,848
Flow-through share proceeds	-	1,159,182

	922,919	1,275,271

ACQUISITION DEPOSIT (Note 2d)	1,222,660	-

RESOURCE PROPERTIES (Note 2)	10,311,421	2,608,898

	12,457,000	3,884,169

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	2,298	93,852
Unratified stock compensation	-	202,879

	2,298	296,731

FUTURE INCOME TAXES	589,457	589,457

	591,755	886,188

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 3)	19,504,456	9,614,917
SUBSCRIPTIONS RECEIVABLE	-	(75,000)
CONTRIBUTED SURPLUS (Note 4)	954,055	240,502
ACCUMULATED DEFICIT	(8,593,265)	(6,782,438)

	11,865,245	2,997,981

	12,457,000	3,884,169

APPROVED BY THE DIRECTORS:

"Laurence Stephenson"	Director	"Glen J. Indra"	Director

(See accompanying summary of significant accounting policies and notes to the financial statements)

SUTCLIFFE RESOURCES LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30
(Unaudited Prepared by Management)
(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Nine Months ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2006 $	2005 $	2006 $	2005 $

GENERAL AND ADMINISTRATIVE EXPENSES
Automotive and travel	31,719	449	39,231	1,362
Bank charges and interest	537	122	1,356	1,378
Consulting fees (Note 4)	123,589	27,000	393,787	43,308
Financing fees	-	30,575	-	84,449
Interest on demand loans	-	9,155	-	54,927
Investor relations and communication (Note 4)	54,486	18,564	94,481	18,888
Management fees (Note 4 and 6)	260,161	19,500	368,752	34,500
Office, rent and supplies	15,703	3,743	34,958	16,460
Professional fees (Note 4)	32,000	36,652	107,630	77,651
Regulatory and transfer agent fees	17,624	5,417	59,715	42,080
Property investigation expenditures (Note 2e)	12,840	-	779,680	-
Stock-based compensation (Note 4)		108,834		108,834

LOSS BEFORE THE FOLLOWING	548,659	260,011	1,879,590	483,837

Interest income	(52,957)	(1,918)	(68,763)	(2,104)

NET LOSS	495,702	258,093	1,810,827	481,733

ACCUMULATED DEFICIT, beginning of period	8,097,563	6,079,422	6,782,438	5,855,782

ACCUMULATED DEFICIT, end of period	8,593,265	6,337,515	8,593,265	6,337,515

LOSS PER SHARE basic and diluted	(0.01)	(0.01)	(0.05)	(0.03)

WEIGHTED AVERAGE SHARES OUTSTANDING	42,699,728	21,913,870	39,058,566	15,539,421

(See accompanying summary of significant accounting policies and notes to the financial statements)

SUTCLIFFE RESOURCES LTD.
INTERIM STATEMENTS OF CASH FLOWS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30
(Unaudited Prepared by Management)
(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Nine Months ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2006 $	2005 $	2006 $	2005 $

OPERATING ACTIVITIES

Net Loss	(495,702)	(258,093)	(1,810,827)	(481,733)
Non cash items:
Stock-based compensation	378,873	108,834	510,673	108,834
Non-cash working capital items:
Accounts receivable	(73,172)	(33,688)	(126,262)	(34,071)
Prepaid expenses	-	(188,182)	11,100	(274,182)
Accounts payable and accrued liabilities	(17,395)	(192,624)	(91,554)	(75,237)

	(2,073,967)	(563,753)	(1,506,870)	(756,389)

FINANCING ACTIVITIES
Subscriptions received	-	-	75,000	-
Issuance of shares net of issuance costs	5,069,460	44,056	9,889,539	2,125,359
Loans payable	-	(191,844)	-	(336,843)

	5,069,460	(147,788)	9,964,539	1,788,516

INVESTING ACTIVITIES
Resource properties	(6,292,420)	(499,810)	(7,702,523)	(615,909)
Decrease in restricted cash	-	-	1,159,182	-
Acquisition deposit	(1,222,660)	-	(1,222,660)	-

	(7,515,080)	(499,810)	(7,766,001)	(615,909)

INCREASE (DECREASE) IN CASH	(2,653,016)	(1,211,351)	691,668	416,218

CASH, beginning	3,379,955	1,677,817	35,271	50,248

CASH, ending	726,939	466,466	726,939	466,466

(See accompanying summary of significant accounting policies and notes to the financial statements)

SUTCLIFFE RESOURCES LTD.
Summary of Significant Accounting Policies
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

Ability to Continue as a Going Concern

While the interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, the occurrence of significant losses in recent years and the Company’s deficit raise substantial doubt about the validity of this assumption. If the going concern assumption was not appropriate for these interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used. The Company’s interim financial statements as at September 30, 2006 and 2005 do not include such adjustments.

The Company’s continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations. Management’s plans in this regard are to diversify its resource property holdings and obtain sufficient equity or debt financing to enable the Company to continue its efforts towards the exploration and development of new mineral properties.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Cash

The Company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high-credit worthiness. At times, such cash and investments may be in excess of federal insurance limits.

Resource Properties

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of those costs will not be recovered. Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Statement of Operations and Deficit in the period of sale.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.

SUTCLIFFE RESOURCES LTD.
Summary of Significant Accounting Policies
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

Future Income Taxes

Income taxes are accounted for by the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Estimates and Assumptions

The preparation of interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. The assets which required management to make significant estimates and assumptions in determining carrying value include resource properties and stock-based compensation.

Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the interim periods ended September 30, 2006 and 2005, common equivalent shares (relating to options and warrants outstanding at period end) totaling 13,392,123 (2005 16,899,175) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash, receivables, flow-through share proceeds, accounts payable and accrued liabilities and loans payable. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, due to their current maturities, fair values approximate carrying values for these financial instruments.

Stock-Based Compensation

Effective January 1, 2004, the Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based compensation and other stock based payments, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this new accounting policy to prior years and restated the financial statements accordingly. The effect of the restatement was to increase the net loss for 2003 by $122,500 for options granted to employees in that year, and to increase accumulated deficit as of December 31, 2003 by the same amount. Contributed surplus was restated for the corresponding effect of these restatements.

SUTCLIFFE RESOURCES LTD.
Summary of Significant Accounting Policies
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

Flow Through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow- through shares through its Emerging Issues Committee Abstract (EIC) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two year period. The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal period was disclosed separately as Flow-through Share Proceeds on the Balance Sheets. Amounts of proceeds received in the period were recorded as Increase in Restricted Cash and the amounts expensed during the period were recorded as Decrease in Restricted Cash on the Statements of Cash Flows. The amount of Restricted Cash spent in the first nine months of 2006 on resource property exploration was $1,159,182 (2005 - $nil).

Asset Retirement Obligations

Effective January 1, 2004, the Company has adopted CICA 3110, Asset Retirement Obligations which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long- lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation is measured initially at fair value using present value methodology and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

There was no material impact on the interim financial statements resulting from the adoption of Section 3110 in the current or prior periods presented, as the Company has only performed preliminary exploratory work on its mineral properties and has not incurred significant reclamation obligations.

Comparative Figures

Certain financial statement line items from prior periods have been reclassified to conform with the current period’s presentation. These reclassifications had no effect on the net loss, loss per share and accumulated deficit as previously presented.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

1.	Nature of Business

The Company is in the business of exploring and developing resource properties. The Company’s Canadian properties are the Beale Lake Project located in the Liard Mining District and the Harrison Lake property located in the New Westminster Mining District, both of which are in British Columbia. The other major focus for the Company are the Chukotka properties, consisting of the Tumannoye and the Elvenei licenses, both of which are located in the Siberia region of Russia.

2.	Resource Properties

	a)	Beale Lake Property, Liard Mining District, British Columbia

By a Letter of Intent dated February 5, 2003 and amended by addendum on September 15, 2004, the Company acquired an option to purchase a 100% undivided interest in two mineral claims known as the Beale Lake property located in the Liard Mining District of British Columbia, subject to a 2 1/2% net smelter return royalty payable to the vendor, and for the following payments and share issuances which have all been completed:

Date	Payment	Share Issuance

On signing Letter of Intent	$ 7,500	nil
September 30, 2003	$15,000	nil
June 30, 2004	$17,500	nil
Closing of Prospectus Offering	nil	150,000 common shares
June 30, 2005	$30,000	100,000 common shares
June 30, 2006	$50,000	100,000 common shares

An exploration program on the Beale Lake property totaling $1,550,000 is to be completed as follows:

Date	Expenditure	Expended to September 30, 2006

October 31, 2005	$300,000	$ 300,000
October 31, 2006	$350,000	$ 350,000
October 31, 2007	$400,000	$ 400,000
October 31, 2008	$500,000	$ 500,000

A bonus of 650,000 common shares is payable to the vendor in the event that a positive feasibility study is completed and/or commercial production is attained. The Company, upon the payment of $1,000,000, also has the option to buy out 1% of the net smelter return royalty (40% of the total net smelter return royalty). There is also a yearly $20,000 advance on the royalty commencing October 1, 2008.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

2.	Resource Properties - Continued

By a Purchase Agreement dated September 29, 2005, the Company acquired a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding the Beale Lake property. The agreement required a cash payment of $200,000 (paid), the issuance of 2,500,000 shares (issued see Note 4) and is subject to a 2% net smelter return royalty. A finder’s fee of 300,000 shares has also been paid (Note 4).

b)	Harrison Property, New Westminster Mining District, British Columbia

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the Company acquired the exclusive right to purchase a 50% interest in 92 contiguous mineral claims comprising 906 claim units, situated in the New Westminster Mining District near Harrison Lake, British Columbia. This agreement also subjects the Company to a pro-rated 50% obligation with respect to a 2% net smelter return royalty on production, a 7.5% rock royalty on gross rock revenues as well as a yearly advance royalty of $18,000 starting on July 31, 2009 as long as the Company holds an interest in the Harrison Property Claims. The terms of the agreement required an initial payment of $5,000 by September 5, 2003 (paid), an additional payment of $20,000 by November 30, 2004 (paid), the issuance of 200,000 common shares by March 15, 2005 (issued) and a minimum work program of $300,000 plus filing fees for assessment purposes to be completed by December 31, 2005 (completed).

The Harrison property agreements stipulated that upon completion of the purchase terms a joint venture will be formed with the owner of the remaining 50% interest in the mineral claims. As at September 30, 2006, the Company had not entered a joint venture with respect to this property.

By a letter agreement dated September 5, 2005, the Company purchased a 100% interest in the Bloom 1 10 mineral claims, located west of and adjoining the Harrison Lake property. The terms required a purchase price of $40,000 (paid), the issuance of 500,000 shares (issued) and a 2% net smelter return royalty payable to the vendor.

c)	Chukotka Projects, Russia

The Company has ratified an agreement with Chukot Gold (Chukot) in which two gold exploration licenses that were awarded to Chukot in an auction held August 17, 2006, will be acquired by the Company. The Tumannoye license covers an area of 19 square kilometers located in the northern part of the Chukotski peninsula and is serviced by road to the seaport of Egvekinot. The Elvenei license covers an area of 12 square kilometers located in central Chukotka and is 540 kilometers from Russia’s largest Arctic seaport, Pevek. Both of these licenses were acquired by the Company through its agreement with Chukot with a successful total bid of $2,485,636.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

2.	Resource Properties Continued

d)	Acquisition Deposit for Irkutsk Properties

During the nine month period ended September 30, 2006, a total of $1,222,660 was advanced by the Company as a deposit to secure the acquisition of two mineral properties in the Irkutsk Oblast region of Russia.

e)	Resource Property Investigation Expenditures

During the nine month period ended September 30, 2006, funds were advanced to Chukot by the Company as an initial expression of interest in the possible acquisition of mineral properties. These funds were expensed as resource property investigation expenditures since there was no agreement in place at that time and no assurance that the funds would be recoverable in the future. Effective in July, 2006, an agreement was ratified between the Company and Chukot (See Note 2c) granting Sutcliffe the sole and exclusive right to acquire all of Chukot’s interests in the Tumannoye and Elvenei license mineral interests in the Chukotka region of Russia.

f)	Resource Properties Expenditure For the Nine Month Period ended September 30:

British Columbia, Canada	2006	($)	2005	($)
Beale Lake, Liard Mining District
Property acquisition costs (cash)	50,000		51,000
Property acquisition costs (shares)	75,000		71,000
	125,000		122,000
Deferred exploration and development:
Assays and reports	21,058		11,931
Consulting and engineering	104,135		12,891
Diamond drilling	343,523		-
Equipment rental and supplies	663,872		82,402
Field personnel	285,055		70,221
Filing fees	-		2,363
Geophysical survey	-		30,150
Mobilization/Demobilization	69,901		29,519
Travel	4,000		-
Deferred exploration and development costs for the period	1,491,544		239,477

Harrison Lake, New Westminster Mining District
Property acquisition costs (shares)	-		30,000
	-		30,000
Deferred exploration and development:
Assays and reports	-		1,249
Consulting and engineering	4,000		18,608

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

2.	Resource Properties Continued

f)	Resource Properties Expenditure For the Nine Month Period ended September 30:

Equipment rental and supplies	2,911	107,475
Field personnel	2,061	81,017
Geophysical survey	-	39,120
Mobilization/Demobilization	-	10,463
Deferred exploration and development costs for the period	8,972	257,932

Total British Columbia Resource Properties Costs	1,625,516	649,409

Russia
Chukotka
Property acquisition costs (cash)	2,485,636	-
	2,485,636	-
Deferred exploration and development:
Drilling and drilling supplies	346,607
Equipment and supplies	2,024,945	-
Mobilization/Demobilization	1,219,819	-
Deferred exploration and development costs for the period	3,591,371	-

Total Russia Resource Property Costs	6,077,007	-

Total Resource Expenditures, Balance,	2,608,898	357,680
Beginning of Period

Total Resource Expenditures, Balance, September 30	10,311,421	1,007,089

3.	Share Capital

a)	Issued common shares:

The Company has authorized an unlimited number of common shares without par value.

	September 30, 2006		September 30, 2005
	Number		Number
	Of Shares	Amount	of Shares	Amount

Balance, beginning of period	28,191,625	$9,614,917	11,633,900	$5,753,710
Issued during the period for:

Common shares cash (1)	8,175,500	5,127,408	9,700,000	2,001,303

Warrants exercised	11,768,052	4,592,131	-	-

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

3.	Share Capital Continued

Options exercised	380,000	95,000	50,000	12,500

Property	100,000	75,000	450,000	101,000

Reclassification of contributed surplus	-	-	-	5,104

Balance, end of period	48,615,177	$19,504,456	21,833,900	$7,873,617

(1)	Net of share issue costs of $50,517 (2005 - $423,697) paid in cash.

On February 14, 2006, pursuant to a non-brokered private placement, the Company issued 4,768,500 units for gross proceeds of $2,622,675. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.75 for a two year period.

On June 30, 2006, the Company issued 100,000 common shares at a price of $0.75 per share to the vendors of the Beale Lake property (Note 2 (a)). The shares were valued based on the market price of the shares at the time of issuance.

On September 11, 2006, pursuant to a non-brokered private placement, the Company issued 3,407,000 units for gross proceeds of $2,555,250. Each unit consisted of one common share and one-half share purchase warrant with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.85 for a two year period.

b)	Shares in Escrow

Pursuant to escrow agreements among the Company, the Trustee and directors of the Company, a total of 3,672,000 common shares that the directors as a group beneficially own, directly or indirectly, were placed in escrow under a time release agreement. The release was as follows: 10% on the date on which the Company’s shares were listed for trading and 15% every six months after the initial release so that all escrowed shares will have been released within thirty-six months of the listing date.

Pursuant to this agreement 550,800 shares were released from escrow during the nine months ended September 30, 2006 (2005 367,200 shares). As of September 30, 2006 there were 2,203,200 shares remaining in escrow (2005 3,304,800).

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

3.	Share Capital Continued

c)	Warrants

The following table summarizes the number of fully exercisable warrant transactions during the first nine months of 2006:

		Weighted Average
	Number	Exercise price ($)
Balance, January 1, 2006	12,986,675	0.30

Issued:	6,472,000	0.78
Exercised:	(11,768,052)	0.39

Balance, September 30, 2006	7,690,623	0.56

A summary of the warrants outstanding at September 30, 2006 is as follows:

Number	Exercise	Expiry Date
	Price $

3,262,323	0.35	June 21, 2007
538,800	0.25	June 21, 2007
187,500	0.60	December 30, 2007
2,168,500	0.75	February 14, 2008
1,533,500	0.85	September 11, 2008

7,690,623

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

3.	Share Capital - Continued

d)	Stock Options

The following table summarizes the number of stock option transactions and the weighted average exercise prices thereof for the first nine months of 2006:

	Number of	Weighted Average
	options	Exercise Price ($)
Outstanding at December 31, 2005	4,350,000	0.25
Granted	1,750,000	0.62
Exercised	(380,000)	0.25
Outstanding at September 30, 2006	5,720,000	0.36

A summary of the share options that are outstanding at September 30, 2006 is as follows:

Date of Grant	Outstanding	Vested	Exercise Price	Expiry Date
December 30, 2003	875,000	875,000	$ 0.25	December 30, 2008
July 11, 2005	3,095,000	2,028,334	$ 0.25	July 11, 2010
January 13, 2006	1,250,000	416,666	$ 0.60	January 13, 2011
July 11, 2006	500,000	166,666	$ 0.66	July 11, 2011
	5,720,000	3,486,666

4.	Stock-Based Compensation

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date for all options that are vested using the Black-Scholes option pricing model. The related compensation cost of $510,673 (2005 - $nil) was recognized in the Statements of Operations and Deficit for the nine month period ended September 30, 2006 under the relevant administrative expense as follows:

	September 30, 2006	September 30, 2005
	$	$
Income statement items
Consulting fees	152,694	-
Investor relations and communications	43,510	-
Management fees	310,251	-
Professional fees	4,218	-
	510,673	-

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

4.	Stock-Based Compensation - Continued

Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	September 30, 2006	June 30, 2005

Risk-free rate	3.34%	-
Dividend yield	Nil%	-
Volatility factor of the expected market price
of the Company’s common shares	80%	-
Weighted average expected life of the
options (months)	60	-

5.	Income Taxes

During the year ended December 31, 2005, the Company renounced $1,727,600 (2004 - $nil) of expenditures and recorded a future income tax liability of $589,457 (2004 - $nil) in accordance with the accounting treatment of Canadian flow-through shares. The Company had a commitment to spend $1,159,182 (2004 - $nil) on Canadian exploration expenditures which was completed during the period ended September 30, 2006.

6.	Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

For the quarter ending September 30, 2006, management fees charged by a director totaled $19,500 (2005 - $7,500).

7.	Subsequent Events

In October, 2006, the Company granted options to acquire a total of 800,000 shares at an exercise price of $1.12 per share and expiring in October, 2011.

In October, 2006, and amended in November, 2006, the Company agreed to financial terms for the acquisition of an initial 51% interest and, ultimately, a 100% interest in the Ozherelie and Ykanskoye mineral properties, both located in the Irkutsk Oblast region of Russia approximately 1,100 kilometers north of the city of Irkutsk. Under the amended terms, the Company will be obligated to make an initial US $1 million payment and then a US $9 million payment by December 8, 2006 in order to acquire a 51% interest in M.L. Ltd., a private Russian company which owns the Ozherelie and Ykanskoye mineral properties. The Company will then have to incur US $12 million in exploration expenses within four years to indicate a gold reserve of at least 600,000 ounces and pay an additional US $8 million to acquire the remaining 49% interest in M.L. Ltd.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

8.	Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies, these financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which conform in all material respects with those in the United States (US GAAP), except as follows:

	a)	Exploration Expenditures

Under Canadian GAAP, mineral exploration expenditures are capitalized or considered to be investing cash flows until the property is sold or abandoned. If developed, the expenditures are amortized over the expected benefit period. If there can be no assurance of the commencement of operations, US GAAP requires that exploration expenditures be expensed as incurred, or is considered as operating cash flow, until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable. Such costs would only be capitalized after a bankable feasibility study was completed that demonstrates proven reserves. For 2004, the Company initially adopted EITF 04-2 for treating mineral property acquisition costs as tangible assets for US GAAP purposes but due to the uncertainty of recovery, these costs were written off for all the periods presented.

	b)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP, escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. The release of the Company’s escrow shares is not performance-based and therefore no adjustments have been made to the calculation of loss per share.

	c)	Stock option compensation

Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation, requires the Company to record compensation to non- employees using the fair value based method prescribed therein similar to accounting principles in effect in Canadian GAAP. The Company has not granted options to employees.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

8.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

	d)	Flow-through Shares

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2005, the Company renounced $1,727,600 in expenses and recorded, under Canadian GAAP, an income tax recovery of $589,457.

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference. The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expense. As the flow-through units were sold for proceeds equal to the quoted market value of the Company’s common shares, no liability was recognized for all the periods presented.

For the purposes of accounting under Canadian GAAP, the Company has presented activities for both restricted and unrestricted cash in the Statement of Cash Flows. The Company reflects the proceeds received from flow-through shares as a cash inflow from financing activities. As the related flow-through proceeds are restricted for Canadian exploration activities, these proceeds are then reflected as a cash outflow and an increase in restricted cash under investing activities, even in periods that such cash is not expended. When eligible exploration expenses are incurred, they are reflected as a cash inflow and a decrease in restricted cash under investing activities.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

8.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

	e)	Comprehensive Income (loss)

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners. Net loss and comprehensive loss per US GAAP are the same.

The impact of the above on the financial statements is as follows:

STATEMENTS OF OPERATIONS AND DEFICIT

	September 30,	December 31,
	2006 $	2005 $

Net loss per Canadian GAAP	(1,810,827)	(926,656)
Adjustments related to:
Write-off of resource property expenditures	(5,091,887)	(656,718)
Cash for resource property acquisitions	(2,535,636)	(291,000)
Shares for resource property acquisitions	(75,000)	(1,303,500)

Net loss per US GAAP	(9,513,350)	(3,177,874)

Loss per share per US GAAP	(0.24)	(0.18)
Basic and diluted

Shareholders’ equity (deficit) per Canadian GAAP	11,865,245	2,997,981
Adjustment related to:
Resource property and expenditure write-off	(10,311,421)	(2,608,898)

Shareholders’ equity (deficit) per US GAAP	1,553,824	389,083

BALANCE SHEETS

Total assets per Canadian GAAP	12,457,000	3,884,169
Adjustment related to:
Resource property and expenditure write-off	(10,311,421)	(2,608,898)

Total assets per US GAAP	2,145,579	1,275,271

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements
September 30, 2006 and 2005
(Exploration Stage Company)
(Presented in Canadian Dollars)

8.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

STATEMENTS OF CASH FLOWS

	September 30,	December, 31
	2006 $	2005 $

Cash flows used in operating activities per Canadian GAAP	(1,506,870)	(643,398)
Adjustments for mineral properties and exploration costs	(7,702,523)	(947,718)
Cash flows used in operating activities per US GAAP	(9,209,393)	(1,591,116)

Cash flows used in investing activities per Canadian GAAP	(7,766,001)	(2,106,900)
Adjustment for mineral properties and exploration costs	7,702,523	947,718
Cash flows used in investing activities per US GAAP	(63,478)	(1,159,182)

f)	New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued (SFAS) No. 123 (revised 2004), Share-Based Payment. SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for annual reporting periods of the registrant’s first fiscal year beginning on or after December 31, 2005.

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments an Amendment of FASB Statements No. 133 and 140. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of these new standards on its financial statements.